

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

<u>Via E-mail</u>
Gerald L. Hassell
Chairman, President and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re:** **The Bank of New York Mellon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 9, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 000-52710**

Dear Mr. Hassell:

We have reviewed your filings and supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>
<u>Item 1A. Risk Factors, page 16</u>

1.   In our two previous letters we asked that you provide us with revised risk factors. We do not agree with your proposal to provide us with the proposed revisions by January 31, 2012. Include the proposed revisions in your response to this letter.

Item 11. Executive Compensation
2010 Corporate Component Results, page 54

2.   We note your response to comment three and are unable to agree that the goals are not
        material to an understanding of your compensation policies and decisions.

        - You disclose that, "Reported earnings per share were below budget." Please tell
          us and include in your future filings what your budget was and what the results
          were for reported earnings per share.

        - Also you disclose that, "Reported earnings per share growth was ahead of our
          peers." Please tell us and include in your future filings the earnings per share
          growth figures for both you and your peers.

        - You disclose that, "Return on deployed economic capital was approximately at
          budget." Please tell us and include in future filings what your budget was and
          what the results were for your return on deployed economic capital.

        The corporate component constituted at least 50% of the targeted cash incentive awards
        for each of your named executive officers. Investors currently do not have an
        understanding of how difficult the goals were to achieve. The fact that there are no
        formulaic connections among any one factor in determining the compensation outcome is
        not dispositive when determining whether the disclosure of this information is material
        information necessary to an investor's understanding of your compensation policies.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Liquidity and Dividends, page 39

3.   Your amended Form D filed on October 5, 2011 indicates that you are conducting a $5
        billion debt offering under Rule 506. We note your disclosure on page 41 that you have
        the ability to access the capital markets through a shelf registration statement covering an
        unlimited amount of debt securities. Please tell us the purpose of the Rule 506 offering.

Supplemental information – Explanation of Non-GAAP financial measures, page 48

4.   You have disclosed on page 51 certain components of the calculation of your estimated
        Basel III Tier I common equity ratio. In future filings, please expand your disclosure to
        show the related component parts of the calculation of the measure, similar to how you
        did on page 50 for the calculation of Tier 1 common equity under Basel I. Also, given
        that the rules have not yet been finalized under Basel III, please revise to provide any
        clarifying assumptions and key distinctions from the calculation of these measures under
        Basel I.

<u>Forward-looking statements, page 112</u>

5.   You indicated that some statements in your filing are forward-looking. Such statements include management's judgment in determining the size of unallocated allowances. Based upon your new qualitative allowance framework as it is discussed on page 35, it appears that you no longer estimate unallocated allowances. If true, please remove any reference to unallocated allowances from your forward-looking statements.

        You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or Michael Seaman, Special Counsel, (202) 551-3366 with any other questions.

                                Sincerely,

                                /s/ Michael Seaman for

                                Suzanne Hayes
                                Assistant Director